Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, Texas 77063

May 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Attn:  Mr. Justin Dobbie

   Mr. J. Nolan McWilliams

Re:                             Ignite Restaurant Group, Inc.

Registration Statement on Form S-1
File Number 333-175878

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Ignite Restaurant Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-175878), as amended, to 3:00 p.m., Eastern Time, on Thursday, May 10, 2012 or as soon thereafter as practicable.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason K. Zachary of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4844, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

IGNITE RESTAURANT GROUP, INC.

By:	/s/ Edward W. Engel
Name:	Edward W. Engel
Title:	Senior Vice President and General Counsel